Exhibit 99.1

Enlivex Therapeutics Shares to Trade Exclusively on Nasdaq

Voluntarily Delisting of Ordinary Shares from Trading on the Tel Aviv Stock Exchange to Promote U.S.-Based

Trading, Reduce Administrative Costs of Dual Listing

Nes-Ziona, Israel, Jan. 23, 2026 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq and TASE: ENLV) (“Enlivex” or “the Company”), a clinical-stage macrophage reprogramming immunotherapy biotech company and operator of the world’s first prediction markets-focused digital asset treasury centered on RAIN, today announced that it has initiated a process to voluntarily delist its ordinary shares, par value NIS 0.40 per share, from the Tel Aviv Stock Exchange (the “TASE”).

In accordance with applicable Israeli law and the rules of the TASE, the last day the ordinary shares will trade on the TASE is expected to be April 23, 2026, and the ordinary shares are expected to be delisted from the TASE on or about April 26, 2026. Shareholders will be able to continue to buy and sell ordinary shares on the TASE in the same manner as has been the case to date until market close on the final day of trading.

The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ENLV,” and the Company will also continue to file public reports and disclosures in accordance with the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”) and Nasdaq. The delisting from the TASE will not affect Enlivex’s continued listing on Nasdaq in the United States, and all ordinary shares currently traded on the TASE may be transferred to Nasdaq.

The Company’s Board of Directors approved the delisting of the ordinary shares from the TASE and a transition to exclusive trading on Nasdaq with the objective of operating under a single set of listing requirements, reducing duplicative administrative costs, potentially enhancing liquidity on Nasdaq, and allowing the Company to focus its investor and public relations efforts on the U.S. capital markets.

About Enlivex Therapeutics

Enlivex is a clinical stage macrophage reprogramming immunotherapy company currently focused on the late-stage clinical development of Allocetra™, a novel therapy designed to treat the joint disease osteoarthritis. Additionally, Enlivex is the first publicly-listed company to have developed a treasury strategy centered on RAIN, which currently serves as the primary treasury reserve asset of the Company. In adopting its treasury policy, Enlivex intends to provide investors with exposure to RAIN and to advocate for its role as digital capital.

With respect the Company’s clinical development focus, osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. To the Company’s knowledge, there are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the Company’s voluntary delisting from the TASE, the last date the Company’s ordinary shares will trade on the TASE and the date the ordinary shares will be delisted from the TASE; the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivex.com

INVESTOR RELATIONS CONTACT

KCSA Strategic Communications

Jack Perkins

Enlivex@KCSA.com